[redacted]

SEC 14042182 ISSION

DO 12/2/14

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
DEC 01 2014
WASH., D.C.
201

SEC FILE NUMBER
8-11754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 9/30/14 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee & Leach, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Corne (205) 314-1614
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3/14

OATH OR AFFIRMATION

We, Eric D. Needleman and Robert J. Corne, swear (or affirm) that, to the best of our knowledge and belief the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Sterne, Agee & Leach, Inc., as of September 30, 2014, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer except as disclosed in note 5 of the Company's consolidated financial statements as of September 30, 2014. In addition, we confirm that the annual consolidated financial statements and operations reports filed with the Securities and Exchange Commission have been made available to all members and allied members of Sterne, Agee & Leach, Inc. as required by NYSE Rule 418.15.

Signature

CEO- Sterne Agee & Leach, Inc.
Title

MARIE A. JOHNSON
My Commission Expires
August 15, 2018

Signature

CFO- Sterne Agee & Leach, Inc.
Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page

X (b) Consolidated Statement of Financial Condition

(c) Consolidated Statement of Operations

(d) Consolidated Statement of Comprehensive Loss

(e) Consolidated Statement of Changes in Financial Condition

(f) Consolidated Statement of Changes in Stockholder's Equity

(g) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(h) Consolidated Statement of Cash Flows

(i) Computation of Net Capital Pursuant to Rule 15c3–1

(j) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3

(k) Information Relating to the Possession or Control Requirements Under Rule 15c3–3

(l) Schedule of Nonallowable Assets

(m) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3

(n) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (o) An Oath or Affirmation

(p) A copy of the SIPC Supplemental Report

(q) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Sterne, Agee & Leach, Inc.
(A Wholly-Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statement of Financial Condition

September 30, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors of Sterne, Agee & Leach, Inc.

We have audited the accompanying consolidated statement of financial condition of Sterne, Agee & Leach, Inc. and subsidiaries (the Company) as of September 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Sterne, Agee & Leach, Inc. and subsidiaries at September 30, 2014, in conformity with U.S. generally accepted accounting principles.

November 26, 2014

Ernst & Young LLP

Sterne, Agee & Leach, Inc.
(A Wholly-Owned Subsidiary of Sterne Agee Group, Inc.)

Consolidated Statement of Financial Condition

September 30, 2014

Assets	
Cash and cash equivalents	$ 1,924,622
Cash on deposit with clearing organizations and for regulatory purposes	16,160,500
Receivables:	
Broker/dealers and clearing organizations	289,876,508
Customers	260,665,014
Related parties	2,885,914
	553,427,436
Securities owned, at fair value:	
U.S. government obligations	185,321,399
State and municipal obligations	11,286,534
Corporate obligations	132,277,920
Corporate stocks and warrants	1,465,170
Other	521,445
	330,872,468
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $10,919,281)	17,436,628
Goodwill and other intangible assets, net	8,564,744
Other assets	42,029,930
Total assets	$ 970,416,328
Liabilities and stockholder's equity	
Operating lines of credit	$ 259,100,000
Term loans	2,650,000
Payables:	
Broker/dealers and clearing organizations	200,188,834
Customers	121,814,922
Related parties	6,361,324
	328,365,080
Securities sold, but not yet purchased, at fair value:	
U.S. government obligations	73,386,458
Corporate obligations	114,147,422
Corporate stocks	263,333
Other	418,565
	188,215,778
Accounts payable and other liabilities	70,961,153
Total liabilities	849,292,011
Stockholder's equity:	
Common stock, $1 par value; 2,500 shares authorized, 2,500 shares issued and outstanding	2,500
Additional paid-in capital	90,647,507
Retained earnings	30,498,907
Other comprehensive loss	(24,597)
Total stockholder's equity	121,124,317
Total liabilities and stockholder's equity	$ 970,416,328

See accompanying notes to consolidated statement of financial condition

1. Organization and Summary of Significant Accounting Policies

Nature of Business

Sterne, Agee & Leach, Inc. (SALI or the Company) is a wholly-owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent) and is a full service, self-clearing broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker/dealer, which comprises several classes of businesses, including principal transactions, agency transactions, investment banking and investment advisory services.

Sterne Agee UK, LLP is a London based broker/dealer and wholly-owned subsidiary of the UK holding company Sterne Agee (UK), Ltd., which in turn is wholly-owned by SALI. Sterne Agee UK, LLP is authorized by the Financial Conduct Authority (FCA), an independent regulatory body in the United Kingdom and engages in dealing of debt securities, private debt, and trade claims with professional clients on a matched principal basis.

Use of Estimates

The accounting principles used in preparing the consolidated statement of financial condition conform to U.S. generally accepted accounting principles (GAAP) and general practices followed by brokers/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, goodwill, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances warrant. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

1. Organization and Summary of Significant Accounting Policies (continued)

Accounting for Securities Transactions

Securities trading, commissions, and related expenses are recorded on a trade date basis. Securities owned, securities sold but not yet purchased, receivables/ payables with broker/dealers and clearing organizations, and customers are recorded on a trade date basis.

Advisory fees and other fees and services income are recognized in the period in which they are earned. Securities owned and securities sold but not yet purchased are stated at fair value with unrealized gains and losses reflected in revenue.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash on Deposit with Clearing Organizations and for Regulatory Purposes

Cash and securities on deposit with clearing organizations include cash deposits with National Securities Clearing Corporation, Inc., MBS Clearing Corporation, Inc., Depository Trust & Clearing Corporation, Inc. (DTCC), First Clearing, LLC, Apex Clearing Corporation, Pershing Ltd., and Pershing, LLC. Cash on deposit for regulatory purposes includes cash deposits with Regions Bank.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

1. Organization and Summary of Significant Accounting Policies (continued)

Collateral

The Company accepts and pledges collateral in connection with secured financing and other transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate.

Investment Banking Revenues

Investment banking revenues include gains and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Investment banking revenues are recorded as follows: management fees on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is less. Furniture is depreciated over a five-year useful life, equipment over a three-year useful life, and leasehold improvements over the lesser of the remaining lease term or the life of the respective lease.

Goodwill and Other Intangible Assets

Business combinations are accounted for at fair value, using an approach that measures the fair value of assets acquired and liabilities assumed at acquisition date.

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. For the Company, goodwill represents an unamortizable intangible asset of approximately $7,130,823 at September 30, 2014.

1. Organization and Summary of Significant Accounting Policies (continued)

The Company has recorded customer lists, an identifiable intangible asset, valued at $1,433,921, net of amortization of $936,078. The Company is amortizing customer lists using the straight-line method over estimated useful lives of up to seven years.

On December 2, 2013, the Company completed the acquisition of Sterne Agee UK, LLP, formerly Yorvik Partners, LLP. In conjunction with the acquisition, the Company recorded goodwill of $3,736,585. The results of operations since the date of the transaction are reflected in the consolidated statement of financial condition at September 30, 2014.

Income Taxes

The Company is included in the federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable and deferred taxes are recognized at the date of the consolidated financial statements, utilizing currently enacted tax laws and rates. The asset and liability method is used for recognizing deferred tax assets and liabilities.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values of delayed-delivery, to-be-announced (TBA), and when-issued securities and exchange-traded derivatives, principally futures and options, are based on quoted market prices. Fair values of futures and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions is recorded as receivables from and payables to broker/dealers and clearing organizations or customers, as applicable.

The Company does not apply hedge accounting as all financial instruments are used for trading purposes and are marked to market with changes in fair value reflected in earnings.

1. Organization and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

Accounting Changes

In January 2013, the FASB issued new balance sheet guidance related to clarifying the scope of disclosures about offsetting assets and liabilities. The update further defined that prior offsetting assets and liabilities guidance applies only to derivatives, repurchase and reverse purchase agreements, and securities borrowing and lending transactions that are either offset in accordance with specific criteria contained in the FASB guidance or subject to a master netting arrangement or similar agreement. The Company adopted the provisions of the new guidance on October 1, 2013. The adoption of this guidance did not have a material impact on the Company's financial condition.

Accounting Changes Issued Not Currently Effective

In February 2013, the FASB issued further guidance on comprehensive income, reporting amounts reclassified out of accumulated other comprehensive income. The amendments in the guidance do not change the current requirements for reporting net income or other comprehensive income in financial statements, but require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The Company will adopt the provisions of the new guidance on October 1, 2014. The adoption is not expected to materially affect the Company's financial condition.

In July 2013, the FASB issued final guidance on the presentation of certain unrecognized tax benefits in the financial statements. This guidance requires unrecognized tax benefits to be presented as a decrease in a deferred tax asset for a net operating loss carryforward, similar tax loss or tax credit carryforward if certain criteria are met. In situations in which a net operating loss carryforward, a similar tax loss or tax credit carryforward is not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax

1. Organization and Summary of Significant Accounting Policies (continued)

benefit will be presented in the financial statements as a liability and will not be combined with deferred tax assets. This guidance is effective for periods beginning after December 15, 2014. The adoption is not expected to materially affect the Company's financial condition.

In August 2014, the FASB issued new accounting guidance that requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The guidance is intended to incorporate into GAAP a requirement that management perform a going concern evaluation similar to the auditor's evaluation required by standards issued by the Public Company Accounting Oversight Board ("PCAOB") and American Institute of Certified Public Accountants ("AICPA"). The guidance is effective for all entities for annual periods ending after December 15, 2016 and for annual and interim periods thereafter. Early application is permitted. The adoption is not expected to materially affect the Company's financial condition.

In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS"). The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2016. Early application is not permitted. The Company is in the process of reviewing the potential impact the adoption of this guidance will have to its consolidated statement of financial condition.

Change in Accounting Principle

During 2014, the Company elected to change its accounting policy to apply push-down accounting. As a result of this election, the Company has retrospectively applied push-down accounting to previously completed acquisitions involving SA Group and the Company. Management has elected to apply push-down accounting because the Company's financial reporting would reflect the fair value of the acquired entity's assets and liabilities, providing a more meaningful presentation for the users of the Company's consolidated statement of financial condition.

1. Organization and Summary of Significant Accounting Policies (continued)

The election resulted in the Company recording $422,307 of goodwill and $1,433,921 of intangible assets on the consolidated statement of financial condition. An adjustment of $1,856,228 was recorded to the beginning balance of stockholder's equity to reflect the cumulative change in accounting principle.

2. Acquisitions

On December 2, 2013, the Company completed the acquisition of Sterne Agee UK, LLP, formerly Yorvik Partners, LLP, a UK based broker/dealer. Total consideration was $4,962,420. $2,901,514 was paid in cash at the time of closing with $2,060,906 deferred into two installments on the first and second anniversary of the acquisition.

The following table summarizes the allocation of the purchase price to the fair value of assets acquired and liabilities assumed on December 2, 2013:

Total assets acquired	$ 1,401,863
Total liabilities assumed	(176,028)
Net assets acquired	1,225,835
Consideration	4,962,420
Goodwill	$ 3,736,585

3. Cash Segregated and Securities on Deposit for Regulatory Purposes

At September 30, 2014, cash of $2,000 was segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3.

4. Receivables From and Payables to Broker/Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker/dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on the settlement date.

Balances at September 30, 2014, were as follows:

Receivables:		
Securities failed to deliver	$	23,587,408
Securities borrowed		193,402,740
Clearing organizations and other		72,886,360
	$	289,876,508
Payables:		
Securities failed to receive	$	34,365,247
Securities loaned		111,129,790
Clearing organizations and other		54,693,797
	$	200,188,834

5. Receivables From and Payables to Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying consolidated financial statements. Included in receivables from customers at September 30, 2014, are $793,469 from officers and directors of the Company. Included in payables to customers at September 30, 2014, are $37,993 to officers and directors of the Company.

6. Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the marketplace can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2014, these securities represented equities at estimated fair values of $487,040, and are included in securities owned, at fair value on the consolidated statement of financial condition.

7. Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement, not an entity-specific measurement.

Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

7. Fair Value Disclosure (continued)

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased

U.S. Government Obligations

U.S. Treasury Securities. U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities. U.S. agency securities comprise three main categories consisting of agency-issued debt, agency collateralized mortgage obligations (CMOs), and mortgage pass-throughs. Agency CMOs, callable, and noncallable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities.

Fair value of mortgage pass-throughs is model-driven with respect to spreads of the comparable to-be-announced security. Agency issued debt securities, agency CMOs, and mortgage pass-throughs are generally categorized in Level 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities. The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations (where observable), and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads, and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used.

7. Fair Value Disclosure (continued)

When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single-name credit default swap spreads, and recovery rates based on collateral values as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy.

Other. Other securities consist primarily of foreign currency and restricted stock. These securities are generally valued based on quoted prices from an exchange or valued using unobservable inputs. Securities that fall within the other securities category are typically valued at Level 1 or Level 3 depending upon the pricing method used.

Assets Measured at Fair Value on a Recurring Basis at September 30, 2014

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at September 30, 2014
Assets:				
Securities owned, at fair value:				
U.S. Treasury obligations	$ 32,649,601	—	—	$ 32,649,601
U.S. agency obligations	68,455	152,337,854	265,489	152,671,798
State and municipal obligations	—	11,286,534	—	11,286,534
Corporate obligations	—	132,277,920	—	132,277,920
Corporate stocks	978,130	—	487,040	1,465,170
Other	521,445	—	—	521,445
	$ 34,217,631	$295,902,308	$ 752,529	$330,872,468

7. Fair Value Disclosure (continued)

Liabilities Measured at Fair Value on a Recurring Basis at September 30, 2014

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at September 30, 2014
Liabilities:				
Securities sold, but not yet purchased, at fair value:				
U.S. Treasury obligations	$ 73,300,370	—	—	$ 73,300,370
U.S. agency obligations	86,088	—	—	86,088
Corporate obligations	—	114,147,422	—	114,147,422
Corporate stocks	235,058	—	28,275	263,333
Other	418,565	—	—	418,565
	$ 74,040,081	$114,147,422	$ 28,275	$188,215,778

Activity in Level 3 assets measured at fair value on a recurring basis for fiscal 2014 was not significant.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash on deposit with clearing organizations and for regulatory purposes, receivables from broker/dealers and clearing organizations, receivables from customers, payables from broker/dealers and clearing organizations, payables from customers, and bank loans.

8. Bank Loans

At September 30, 2014, $259,100,000 was outstanding under secured lines of credit at rates ranging from 1.03% to 1.65%. They are collateralized by securities owned and borrowed with fair values at September 30, 2014 of $285,231,130 (on a settlement date basis).

The Company also maintains unsecured lines of credit, which are renewable annually at rates ranging from 1.38% to 3.25%. At September 30, 2014, the Company had no borrowings against these lines.

The Company maintains a term loan in the amount of $2,650,000 at September 30, 2014, with a rate of 3.50%.

The following is a schedule of maturities for the term loans at September 30, 2014:

Year ending September 30:	
2015	$ 600,000
2016	600,000
2017	600,000
2018	600,000
2019	250,000
Total	$ 2,650,000

9. Income Taxes

Deferred tax assets and liabilities are determined under the asset and liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. At September 30, 2014, the Company has recorded the following:

Deferred tax assets:	
Compensation	$ 6,272,148
Accounts payable	1,345,979
Net operating loss carryforwards	886,763
State bonus depreciation	371,421
Other	71,630
Total deferred tax assets	8,947,941
Valuation allowance	(753,439)
	8,194,502
Deferred tax liabilities:	
Fixed assets and intangibles	(1,701,257)
Prepaid expenses	(1,398,677)
Other	(171,921)
Total deferred tax liabilities	(3,271,855)
Net deferred tax (liability) asset	$ 4,922,647

Relevant accounting guidance defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authority. This section also provides guidance on the recognition, measurement, and classification of income tax uncertainties in interim periods. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The income tax provision includes the net impact of changes in the liability for unrecognized tax benefits.

9. Income Taxes (continued)

Included in the balance of unrecognized tax benefits as of September 30, 2014, is $209,000 of tax benefits that, if recognized, would affect the effective tax rate. The liability for unrecognized tax benefits relates to a state and local filing position which is currently under exam; it is reasonably likely that the position will be resolved within the next 12 months. Interest and penalties recognized on the liability are classified for unrecognized tax benefits as income tax expense.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. The statute of limitation for examination of the federal return is open back to the 2011 tax year. The years open to tax examinations vary in the state jurisdictions where the Company operates but are generally open to either 2010 or 2011.

The Company's UK operations, Sterne Agee UK LLP, which began during the current year, is projected to incur a taxable loss and generate a net operating loss carryover of approximately $3,700,000. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the related deferred tax asset. A significant piece of objective negative evidence evaluated was the loss incurred since starting the UK operations. Such objective evidence limits the ability to consider other subjective evidence such as projections for future growth.

On the basis of this evaluation, as of September 30, 2014, a valuation allowance of $740,790 has been established against the UK deferred tax asset because management has determined it is more likely than not to not be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

The Company has net operating loss carryforward amounts of $133,324, not including net operating losses with a related full valuation allowance. These net operating loss carryforwards relate to several states and extend to years 2029 through 2034.

10. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2014, the Company had net capital of $36,056,060, which was approximately 10.71% of aggregate debit balances at September 30, 2014. Net capital was $29,321,142 in excess of required net capital at September 30, 2014.

11. Profit Sharing Plan and Trust

The Parent has a defined contribution profit sharing plan (the Plan) covering substantially all of the Company's employees.

12. Related-Party Transactions

Affiliates of the Company, in addition to SA Group, its parent company, include The Trust Company of Sterne, Agee, Inc. (Trust Company), Sterne Agee Financial Services, Inc. (SAFS), Sterne Agee Clearing, Inc. (SACI), Sterne Agee Asset Management, Inc. (SAAM), Sterne Agee Insurance Consulting, Inc. (SAIC), Sterne Agee Solutions, Inc. (SASI), FBC Mortgage, LLC., WRP Investments, Inc. (WRP), and P&L Aviation, Inc., (P&L).

Receivables/payables from SA Group and affiliated companies, at September 30, 2014, are included in related-party receivables and payables in the accompanying consolidated statement of financial condition and were as follows:

Receivables from related parties	$ 2,885,914
Payables to related parties	6,361,324

SALI purchased certain furniture, fixtures, and leasehold improvement assets with carrying values of $692,157 from SA Group during the year ending September 30, 2014.

In the normal course of business, the Company enters into forgivable and non-forgivable loan arrangements with certain employees. The net book value at September 30, 2014 was $13,983,966 and is included in other assets on the consolidated statement of financial condition.

13. Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments at September 30, 2014, were as follows:

Year ending September 30:	
2015	$ 11,326,523
2016	9,199,655
2017	6,552,488
2018	5,870,363
2019	5,621,660
Thereafter	9,332,330
	$ 47,903,019

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2014, and were subsequently settled had no material effect on the consolidated statement of financial condition.

14. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward exchange contracts, exchange-traded, and over-the-counter options, delayed deliveries, mortgage-backed TBA securities, securities purchased and sold on a when-issued basis (when-issued securities) and interest rate swaps.

These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

14. Financial Instruments with Off-Balance Sheet Risk (continued)

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have significant credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at September 30, 2014, at the fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to September 30, 2014.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

14. Financial Instruments with Off-Balance Sheet Risk (continued)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

None of the Company's derivatives meet the criteria for designation as a fair value or cash flow hedge.

The table below presents the notional and fair value amounts of the liability derivatives at September 30, 2014:

	September 30, 2014	
	Notional Amount	Fair Value
Derivative liabilities not designated as hedging instruments:		
TBA securities	$ 96,560,000	$ 39,319

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

15. Proprietary Accounts of Brokers

The Company, in its capacity as a clearing broker/dealer, clears transactions for certain proprietary accounts of brokers (PAB). A broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At September 30, 2014, amounts held on deposit in special reserve bank accounts for the proprietary accounts of broker/dealers were $1,000.

16. Collateral

In the normal course of business, the Company has margin securities, securities borrowed and securities held on behalf of correspondent brokers, on terms which permit it to repledge the securities to others. At September 30, 2014, the Company had obtained and had available securities, on a settlement date basis, with a fair value of $421,183,443 on such terms, of which $321,522,105 have either been pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. In addition, the Company pledged trading assets on a settlement date basis of $285,231,130 which have not been reclassified or reported separately as the secured party does not have the ability to transfer the securities.

17. Offsetting assets and liablities

Substantially all of the Company's securities borrowing and securities lending activity are transacted under master agreements that may allow for net settlements in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments.

17. Offsetting assets and liabilities (continued)

The following table presents information about the potential effect of rights of offset associated with the Company's recognized assets and liabilities as of September 30, 2014.

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts Presented in the Consolidated Balance Sheet	Collateral Received or Pledged (Including Cash)	Net Amount
Assets:					
Receivable from broker/dealers and clearing organizations:					
Securities borrowed	$ 193,402,740	$ -	$ 193,402,740	$ (193,402,740)	$ -
Total	$ 193,402,740	$ -	$ 193,402,740	$ (193,402,740)	$ -
Liabilities:					
Payables to broker/dealers and clearing organizations:					
Securities loaned	$ 111,129,790	$ -	$ 111,129,790	$ (111,129,790)	$ -
Total	$ 111,129,790	$ -	$ 111,129,790	$ (111,129,790)	$ -

18. Subsequent events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financials are issued. Based on the evaluation, there were no recognized events that would have required adjustment to the consolidated financial statements.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

We have examined the statements of Sterne, Agee & Leach, Inc. (the Company), included in the accompanying Compliance Report, that

(1) the Company's internal control over compliance was effective for the period June 1, 2014 through September 30, 2014;
(2) the Company's internal control over compliance was effective as of September 30, 2014;
(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014; and
(4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

Management's responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of September 30, 2014 and during the period June 1, 2014 to September 30, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

November 26, 2014

sterne
agee

Compliance Report

We, as members of management of Sterne, Agee & Leach, Inc., (the Company), are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We are also responsible for establishing and maintaining effective internal control over compliance with the Financial Responsibility Rules which are defined as 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340 of FINRA that requires account statements to be sent to the customers of the Company. We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5. Based on this evaluation, we state the following:

We have established and maintained Internal Control Over Compliance (as defined below) with the Financial Responsibility Rules (as defined above) from June 1, 2014 to September 30, 2014.

The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective from June 1, 2014 to September 30, 2014;

The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective as of September 30, 2014;

The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of September 30, 2014; and

The information the Company used to assert that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

For purposes of this assertion, Internal Control Over Compliance is defined as internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with the financial responsibility rules will be prevented or detected on a timely basis.

Robert J. Corne
Chief Financial Officer, Sterne, Agee & Leach, Inc.

November 26, 2014

800 SHADES CREEK PARKWAY, SUITE 700 · BIRMINGHAM, ALABAMA 35209
P) 205.949.3500 · F) 205.949.3607 · 1.800.240.9220 · WWW.STERNEAGEE.COM